UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


         [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED December 31, 1997 OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                         Commission file number: 1-9250


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                ConsecoSave Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  Conseco, Inc.
                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032

                                CONSECOSAVE PLAN


                                      INDEX

  a)  Financial Statements

         Report of Independent Accountants....................................................................    3

         Statement of Net Assets Available for Plan Benefits - December 31, 1997 and 1996.....................    4

         Statement of Changes in Net Assets Available for Plan Benefits
             for the years ended December 31, 1997 and 1996...................................................    5

         Notes to Financial Statements........................................................................    6

         Supplemental schedules...............................................................................   16

  b)  Exhibit

         23        Consent of Independent Accountants


                                        2

                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Plan Trustees
ConsecoSave Plan
Carmel, Indiana





We have audited the accompanying statement of net assets available for plan benefits of the ConsecoSave Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                    /s/ COOPERS & LYBRAND L.L.P.
                                                    ---------------------------
Indianapolis, Indiana                               Coopers & Lybrand L.L.P.
June 17, 1998

                                CONSECOSAVE PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1997 and 1996





                                                                                         1997               1996
                                                                                     ------------        -----------


Assets:

   Investments in ConsecoSave Trust Portfolios at fair value:

      Conseco Fund Group:
         Asset Allocation Fund (cost:  1997 - $1,176,950)                             $  1,115,647       $      --
         Equity Fund (cost:  1997 - $37,388,789)                                        42,342,438              --
         Fixed Income Fund (cost:  1997 - $7,454,359)                                    7,585,227              --
      Conseco Stock Portfolio (cost:  1997 - $23,246,348; 1996 - $9,578,405)            49,308,243         25,259,972
      Corporate Bond Portfolio (cost:  1996 - $7,060,964)                                    --             7,127,940
      Equity Portfolio (cost:  1996 - $30,850,464)                                           --            38,008,383
      Government Securities Portfolio (cost:  1997 - $4,195,463; 1996 - $4,222,867)     4,230,572           4,213,587
      Interest Income Portfolio (cost:  1997 - $15,981,608; 1996 - $18,262,158)        15,981,608          18,262,158
      Money Market Portfolio (cost:  1997 - $9,443,902; 1996 - $7,701,476)              9,443,902           7,701,476
      S & P 500 Portfolio (cost:  1997 - $7,276,547; 1996 - $3,661,736)                 9,116,422           4,044,768
      BLH Stock Portfolio (cost:  1996 - $831,891)                                          --                996,213
                                                                                     ------------        ------------

         Total investments                                                            139,124,059         105,614,497

   Employer contribution receivable                                                     2,414,654           1,827,351
                                                                                     ------------        ------------

         Net assets available for plan benefits                                      $141,538,713        $107,441,848
                                                                                     ============        ===========

























   The accompanying notes are an integral part of these financial statements.

                                CONSECOSAVE PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1997 and 1996


                                                                                         1997               1996
                                                                                     ------------        -----------


Investment income:

   Interest and dividends                                                            $  6,785,534        $  2,757,735

   Net realized gains on sales of investments                                           6,488,561           7,931,279

   Net unrealized appreciation in fair value of investments                             9,515,557          16,963,359
                                                                                     ------------        ------------

      Net investment income                                                            22,789,652          27,652,373
                                                                                     ------------        ------------

Contributions:

   Employee contributions                                                              15,811,445          10,957,362

   Employer contributions                                                               4,666,623           1,827,351

   Assets transferred in conjunction with mergers (Note 1)                              3,498,745           2,365,171
                                                                                     ------------        ------------

      Total contributions                                                              23,976,813          15,149,884
                                                                                     ------------        ------------

Deductions:

   Benefits paid                                                                       12,669,600          11,625,239

   Custodial fees (Note 1)                                                                   --                (8,778)
                                                                                     ------------        ------------

      Total deductions                                                                 12,669,600          11,616,461
                                                                                     ------------        ------------

Net increase in net assets available for plan benefits                                 34,096,865          31,185,796

Net assets available for plan benefits, beginning of year                             107,441,848          76,256,052
                                                                                     ------------        ------------

Net assets available for plan benefits, end of year                                  $141,538,713        $107,441,848
                                                                                     ============        ============




   The accompanying notes are an integral part of these financial statements.



                                CONSECOSAVE PLAN

                          NOTES TO FINANCIAL STATEMENTS


         1.  Summary of Significant Accounting Policies

         The accompanying financial statements of the ConsecoSave Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results may differ from these estimates. During 1996, the plan sponsor, Conseco, Inc. ("Conseco"), acquired American Life Holdings, Inc. ("ALH"), Life Partners Group, Inc. ("LPG"), American Travellers Corporation ("ATC") and Transport Holdings Inc. ("THI"). The total 401(k) assets of ALH, LPG, ATC and THI transferred to the Plan were $825,786, $1,539,385, $1,313,034 and
         $277,702, respectively. During 1997, Conseco acquired Capitol American Financial Corporation ("CAF") and Intramerica Life Insurance Company ("ILI"). The total 401(k) assets of CAF and ILI transferred to the Plan were $1,322,318 and $585,691, respectively. The 401(k) plans of ALH and LPG were merged with the Plan in 1996 and the 401(k) plans of ATC, THI, CAF and ILI were merged into the Plan in 1997.

         Investments

         The Plan provides the following investment options for voluntary employee contributions: Conseco Stock Portfolio, Conseco Fund Group - Asset Allocation, Equity and Fixed Income Funds, Interest Income Portfolio, Money Market Portfolio, Government Securities Portfolio, and the Standard and Poor's 500 Index ("S & P 500") Portfolio. Employer contributions are invested solely in the common stock of Conseco. The Plan's investments, except for the Conseco Stock portfolio which is held by the Trustees of the Plan, are maintained under a group annuity contract in a separate account of Bankers National Life Insurance Company ("BNL"), an indirect wholly owned subsidiary of Conseco.

         Investments  in each  portfolio are valued at the close of the
         New York Stock Exchange  business day. The cost of investments  sold is
         determined   on   the   specific   identification   basis.   Investment
         transactions are accounted for on the settlement date.

         On May 1, 1997, the Corporate Bond and Equity Portfolios were replaced with the Equity and Fixed Income funds, respectively, and a new Asset Allocation fund was added. The new funds are offered by Conseco Fund Group, which is managed by Conseco Capital Management, Inc., a wholly-owned subsidiary of Conseco. The Asset Allocation Fund invests in debt securities, equity securities, and money market instruments. The Equity Fund invests primarily in equity securities and other securities having the investment characteristics of common stocks. The Fixed Income Fund invests primarily in investment-grade debt securities. These funds are valued using the net asset value of their respective portfolios at the end of each New York Stock Exchange business day.

         The Conseco Stock Portfolio only invests in the common stock of Conseco except for residual cash which may remain in the fund from time to time. The Conseco common stock is valued at its closing market price on the New York Stock Exchange.

         The BLH Stock Portfolio invested in the common stock of Bankers Life Holding Corporation ("BLH") only. The BLH common stock was valued at its closing market price on the New York Stock Exchange. Effective April 1, 1995, no new contributions were accepted into this Portfolio and on December 31, 1996, Conseco completed the purchase of BLH common shares it did not already own in a transaction pursuant to which BLH merged with a wholly owned subsidiary of Conseco (the "BLH Merger"). The shares at December 31, 1996 were converted into Conseco common stock pursuant to the terms of the BLH Merger and deposited in the Conseco Stock Portfolio during the first quarter of 1997.

         The Interest Income Portfolio invests in guaranteed interest contracts issued by affiliated life insurance companies. These contracts are carried at their accumulated contract values, which are cost adjusted for interest credited (at a blended rate of 5.94 percent and 6.45 percent at December 31, 1997 and 1996, respectively). Such carrying values approximate fair values. As of December 31, 1997, the contracts, interest rates, and expiration dates are as follows:

                 Bankers  National  Life  Insurance Company - 1996  7.00%  June 30, 2001
                 Beneficial Standard Life Insurance Company - 1994  5.00%  December 31, 1998
                 Beneficial Standard Life Insurance Company - 1996  6.00%  December 31, 2001
                 Great American Reserve Insurance Company   - 1995  7.45%  December 31, 2000
                 Great  American  Reserve Insurance Company - 1997  5.35%  December 31, 1999

         For all of the following portfolios, except the Money Market Portfolio, the securities traded on a national securities exchange are valued at closing market prices, or lacking any sales, at the mean between the closing bid and asked prices. Securities traded in the over-the-counter-market are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers who make a market in such securities. For securities for which market quotations are not readily available, the estimated fair values are determined using values obtained from independent pricing services.

         The Government Securities Portfolio invests in securities issued by the U.S. Government or an agency or instrumentality of the U.S. Government, including mortgage-backed securities. The U.S. Government securities which may be purchased include direct obligations issued by the U.S. Treasury, such as Treasury Bills, certificates of indebtedness, notes and bonds.

         The Money Market Portfolio invests in money market instruments maturing within one year, with an average maturity of 120 days or less. Such investments are carried at amortized cost which approximates fair value.

         The S & P 500 Portfolio invests in a Standard and Poor's Depository Receipt, which is a trust that is traded on the American Stock Exchange (Ticker Symbol SPY) and is intended to track the price performance and dividend yield of the S & P 500 index.


         Administrative Expenses

         Operating expenses and maintenance fees incurred during the years ended December 31, 1997 and 1996, except for investment custodial fees, were paid by Conseco Services, LLC on behalf of the Plan. Future payment of such expenses by Conseco Services, LLC is at Conseco's discretion. During 1997, the actual expenses were offset by accumulated earnings' credits. During 1996, earnings' credits on Plan deposits held by financial institutions exceeded custodial fees incurred.

         Income Taxes

         Under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code, the Plan is qualified and the ConsecoSave Trust, a collective trust established under the Plan, is tax-exempt.


         2.  Plan Description

         The Plan is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established on April 1, 1989, and amended and restated on January 1, 1993, October 1, 1995, and January 1, 1997, the Plan includes all employees of Conseco and its subsidiaries. Participation is voluntary. Effective July 1, 1997, employees are eligible to become a participant on the first day of the second month immediately following: (1) the employee's date of hire or on the first day of any month thereafter if such employee's customary employment is for at least 1,000 hours of service per year; or (2) if the employee's customary employment is less than 1,000 hours of service per year, the last day of either the employee's initial six-month period of employment or any subsequent six-month period during which the employee completes 500 hours of service. During the period January 1, 1996 through June 30, 1997, employees were eligible to become a participant on the first day of the calendar quarter immediately following: (1) the employee's date of hire or any calendar quarter thereafter if such employee's customary employment is for at least 1,000 hours of service per year; or (2) the last day of either the employee's initial six-month period of employment or any subsequent six-month period during which the employee completes 500 hours of service, if such employee's customary employment is less than 1,000 hours of service per year.

         Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($9,500 for pre-tax contributions for both 1996 and 1997). Participants can contribute pre-tax and/or after-tax contributions. Participants designate the portfolios to which their contributions are made.

         Conseco matches 50.0 percent of each participant's pre-tax contributions up to a maximum of 4.0 percent of the participant's annual earnings. Additional amounts may be contributed by Conseco at the discretion of its Board of Directors. 1997 and 1996 employer match contributions did not exceed 4.0 percent. All employer contributions are made to the Conseco Stock Portfolio, which invests solely in Conseco common stock. Such contributions are made no later than the due date for filing Conseco's federal income tax return, including extensions. On February 28, 1997, in recognition of Conseco's 15th anniversary, a special employer contribution was awarded to each employee of 15 shares of Conseco common stock which was added to each employee's account in the Plan. The total shares awarded were 57,375 with a fair value of $2,251,969. This contribution was subject to the normal vesting rules.

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants who were in the plan prior to December 31, 1992, have a gradual vesting schedule based upon length of service and are fully vested in Conseco's contributions after five years of service. After that date, participants are still subject to a gradual vesting schedule based upon length of service but are fully vested after six years. The non-vested interests of withdrawn participants are used to reduce Conseco's future contributions.

         Benefits under the Plan are paid in cash in a lump sum or quarterly or annual installment payments, whole shares of Conseco common stock, shares of Conseco Fund Group mutual funds or a combination thereof. A participant may make withdrawals after age 59 1/2, and under certain circumstances are allowed to make hardship withdrawals and after-tax deposit account withdrawals. Participants are permitted to transfer account balances, except the Conseco Stock Portfolio, between portfolios at any time in 1.0 percent increments. Transfers involving the Conseco Stock Portfolio may only be made during a 10-business day period each quarter, beginning on the 3rd business day following the quarterly earnings release.

         Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, excluding employer contributions in the Conseco Stock Portfolio, to a maximum loan of $50,000. Only one loan may be outstanding at a time. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum.

         The Plan is administered by Conseco who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, Conseco has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

         The   foregoing   description   of  the  Plan   provides  only  limited
         information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

                                CONSECOSAVE PLAN

3.   Changes in Net Assets Available for Plan Benefits By Portfolio

                                                               For the Year Ended December 31, 1997
                                ----------------------------------------------------------------------------------

                                   Conseco        Asset                       Fixed      Government
                                    Stock       Allocation      Equity        Income     Securities
                                  Portfolio       Fund           Fund          Fund       Portfolio       Subtotals (a)
                                ---------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends                  $    61,623    $    80,787    $ 4,180,215   $  395,008    $  266,090    $  4,983,723

   Net realized gains
     on sales of
     investments                  1,594,798         11,408      1,040,410       21,677        28,940       2,697,233

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments              10,380,328        (61,303)     4,953,649      130,868        44,390      15,447,932
                                ------------------------------------------------------------------------------------

        Net investment
          income (loss)          12,036,749         30,892     10,174,274      547,553       339,420      23,128,888
                                ------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions                5,749,224        147,542      3,007,531      524,890       495,620       9,924,807

   Employer
     contributions                4,666,623           --             --           --            --         4,666,623

   Assets transferred in
     conjunction with mergers       356,973        274,674        951,445      165,216        64,126       1,812,434
                                ------------------------------------------------------------------------------------

        Total
          contributions          10,772,820        422,216      3,958,976      690,106       559,746      16,403,864
                                ------------------------------------------------------------------------------------

Deductions:

   Benefits paid                  1,046,050         30,024      5,105,918      723,553       632,238       7,537,783
                                ------------------------------------------------------------------------------------

Net employee transfers            2,872,055        692,563     33,315,106    7,071,121      (249,943)     43,700,902
                                ------------------------------------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits              24,635,574      1,115,647     42,342,438    7,585,227        16,985      75,695,871

Net assets available for
  plan benefits,
  beginning of year              27,087,323          --             --           --        4,213,587      31,300,910
                                ------------------------------------------------------------------------------------

Net assets available for
  plan benefits, end
  of year                       $51,722,897    $ 1,115,647    $42,342,438   $7,585,227    $4,230,572    $106,996,781
                                ====================================================================================

   (a)  Amounts are carried forward to page 11.


                                CONSECOSAVE PLAN

3.   Changes in Net Assets Available for Plan Benefits By Portfolio, continued

                                                  For the Year Ended December 31, 1997, continued
                               ---------------------------------------------------------------------------------------

                                                Interest       Money          S & P          BLH
                                                 Income        Market          500          Stock
                                Subtotals (a)   Portfolio     Portfolio     Portfolio     Portfolio     Subtotals (b)
                               ---------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends                 $  4,983,723    $   992,045    $  454,122     $  107,272    $   --        $  6,537,162

   Net realized gains
     on sales of
     investments                  2,697,233          --            --           118,570        --           2,815,803

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments              15,447,932          --            --         1,456,843     (164,322)      16,740,453
                                -------------------------------------------------------------------------------------

        Net investment
          income (loss)          23,128,888        992,045       454,122      1,682,685     (164,322)      26,093,418
                                -------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions                9,924,807      1,479,600     1,099,939      1,616,420        --          14,120,766

   Employer
     contributions                4,666,623           --            --             --          --           4,666,623

   Assets transferred in
     conjunction with mergers     1,812,434        197,379       668,917        820,015        --           3,498,745
                                -------------------------------------------------------------------------------------

        Total
          contributions          16,403,864      1,676,979     1,768,856      2,436,435        --          22,286,134
                                -------------------------------------------------------------------------------------

Deductions:

   Benefits paid                  7,537,783      3,036,482       819,452        591,267        2,946       11,987,930
                                -------------------------------------------------------------------------------------


Net employee transfers           43,700,902     (1,913,092)      338,900      1,543,801     (828,945)      42,841,566
                                --------------------------------------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits              75,695,871     (2,280,550)    1,742,426      5,071,654     (996,213)      79,233,188

Net assets available for
  plan benefits,
  beginning of year              31,300,910     18,262,158     7,701,476      4,044,768      996,213       62,305,525
                                -------------------------------------------------------------------------------------


Net assets available for
  plan benefits, end
  of year                      $106,996,781    $15,981,608    $9,443,902     $9,116,422    $   --        $141,538,713
                               ======================================================================================

   (a) Amounts have been carried forward from page 10.
   (b) Amounts have been carried forward to page 12.

                                CONSECOSAVE PLAN

3.   Changes in Net Assets Available for Plan Benefits By Portfolio, continued

                                   For the Year Ended December 31, 1997, continued
                               -------------------------------------------------------
                                                (Former)
                                                Corporate     (Former)
                                                 Bond          Equity
                                Subtotals (a)   Portfolio     Portfolio      Total
                               -------------------------------------------------------
Investment Income:

   Interest and
     dividends                 $  6,537,162    $   165,618   $    82,754   $  6,785,534

   Net realized gains
     on sales of
     investments                  2,815,803        (26,970)    3,699,728      6,488,561

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments              16,740,453        (66,976)   (7,157,920)     9,515,557
                                -------------------------------------------------------

        Net investment
          income (loss)          26,093,418         71,672    (3,375,438)    22,789,652
                                -------------------------------------------------------

Contributions:

   Employee
     contributions               14,120,766        319,436     1,371,243     15,811,445

   Employer
     contributions                4,666,623          --            --         4,666,623

   Assets transferred in
     conjunction with mergers     3,498,745          --            --         3,498,745
                                -------------------------------------------------------

        Total
          contributions          22,286,134        319,436     1,371,243     23,976,813
                                -------------------------------------------------------

Deductions:

   Benefits paid                 11,987,930        154,882       526,788     12,669,600
                                -------------------------------------------------------

Net employee transfers           42,841,566     (7,364,166)  (35,477,400)         --
                                -------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits              79,233,188     (7,127,940)  (38,008,383)    34,096,865

Net assets available for
  plan benefits,
  beginning of year              62,305,525      7,127,940    38,008,383    107,441,848
                                -------------------------------------------------------


Net assets available for
  plan benefits, end
  of year                      $141,538,713    $     --      $     --      $141,538,713
                               ========================================================

   (a) Amounts have been carried forward from page 11.

                                CONSECOSAVE PLAN

3.   Changes in Net Assets Available for Plan Benefits By Portfolio

                                                               For the Year Ended December 31, 1996
                                ----------------------------------------------------------------------------------

                                   Conseco      Corporate                   Government    Interest
                                    Stock         Bond          Equity      Securities     Income
                                  Portfolio     Portfolio      Portfolio     Portfolio    Portfolio       Subtotals (a)
                                ---------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends                  $    65,555    $   497,046    $   227,694   $  283,849   $ 1,189,282     $ 2,263,426

   Net realized gains
     on sales of
     investments                    319,196         81,076      7,452,005       37,128          --         7,889,405

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments              12,695,399       (194,350)     4,109,818     (190,462)         --        16,420,405
                                ------------------------------------------------------------------------------------

        Net investment
          income                 13,080,150        383,772     11,789,517      130,515     1,189,282      26,573,236
                                ------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions                1,475,583      1,072,943      3,811,726      612,460     1,916,234       8,888,946

   Employer
     contributions                1,827,351           --             --           --            --         1,827,351

   Assets transferred in
     conjunction with mergers       638,040        264,540        543,699      158,283       152,558       1,757,120
                                ------------------------------------------------------------------------------------

        Total
          contributions           3,940,974      1,337,483      4,355,425      770,743     2,068,792      12,473,417
                                ------------------------------------------------------------------------------------

Deductions:

   Benefits paid                  1,410,369        824,950      2,840,259      660,418     4,532,208      10,268,204

   Custodial fees                       405         (1,748)        (5,161)      (1,378)         --            (7,882)
                                ------------------------------------------------------------------------------------

       Total deductions           1,410,774        823,202      2,835,098      659,040     4,532,208      10,260,322
                                ------------------------------------------------------------------------------------

Net employee transfers            1,064,977       (542,587)       853,329     (460,060)   (1,743,864)       (828,205)
                                ------------------------------------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits              16,675,327        355,466     14,163,173     (217,842)   (3,017,998)     27,958,126

Net assets available for
  plan benefits,
  beginning of year              10,411,996      6,772,474     23,845,210    4,431,429    21,280,156      66,741,265
                                ------------------------------------------------------------------------------------

Net assets available for
  plan benefits, end
  of year                       $27,087,323    $ 7,127,940    $38,008,383   $4,213,587   $18,262,158     $94,699,391
                                ====================================================================================

   (a)  Amounts are carried forward to page 14.

                                CONSECOSAVE PLAN

3.   Changes in Net Assets Available for Plan Benefits By Portfolio, continued

                                                  For the Year Ended December 31, 1996, continued
                               ---------------------------------------------------------------------------------------

                                                 Money         S & P           BLH           CCP
                                                 Market         500           Stock         Stock
                                Subtotals (a)   Portfolio     Portfolio     Portfolio     Portfolio      Total
                               ---------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends                  $ 2,263,426    $   420,835    $   50,294     $   23,111    $    69       $  2,757,735

   Net realized gains
     on sales of
     investments                  7,889,405              4         7,010         34,860        --           7,931,279

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments              16,420,405           --         383,032        159,922        --          16,963,359
                                -------------------------------------------------------------------------------------

        Net investment
          income                 26,573,236        420,839       440,336        217,893         69         27,652,373
                                -------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions                8,888,946      1,084,152       984,264           --          --          10,957,362

   Employer
     contributions                1,827,351           --            --             --          --           1,827,351

   Assets transferred in
     conjunction with mergers     1,757,120        242,690       365,361           --          --           2,365,171
                                -------------------------------------------------------------------------------------

        Total
          contributions          12,473,417      1,326,842     1,349,625           --          --          15,149,884
                                -------------------------------------------------------------------------------------

Deductions:

   Benefits paid                 10,268,204      1,148,732        85,499        122,804        --          11,625,239

   Custodial fees                    (7,882)        (1,286)         --              390        --              (8,778)
                                --------------------------------------------------------------------------------------

       Total deductions          10,260,322      1,147,446        85,499        123,194        --          11,616,461
                                --------------------------------------------------------------------------------------

Net employee transfers             (828,205)    (1,109,385)    2,340,306       (396,652)    (6,064)              --
                                --------------------------------------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits              27,958,126       (509,150)    4,044,768       (301,953)    (5,995)        31,185,796

Net assets available for
  plan benefits,
  beginning of year              66,741,265      8,210,626          --        1,298,166      5,995         76,256,052
                                -------------------------------------------------------------------------------------


Net assets available for
  plan benefits, end
  of year                       $94,699,391    $ 7,701,476    $4,044,768     $  996,213    $   --        $107,441,848
                                =====================================================================================

   (a) Amounts have been carried forward from page 13.

4.   Subsequent Events

     On April 1, 1998, the Pioneer Financial Services, Inc. Employee Savings and Stock Ownership Plan assets of $3,607,890 were transferred into the Plan in connection with the acquisition of Pioneer Financial Services, Inc. by Conseco in 1997.

                                CONSECOSAVE PLAN
              ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENTS
                                December 31, 1997





               (c)                              (d)               (e)
    Description of Investment                   Cost          Current Value
    -------------------------                   ----          -------------



Assets Held in Common/Collective Trust
    ConsecoSave Trust                          $106,163,966    $139,124,059



                                CONSECOSAVE PLAN
               ITEM 27 (D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      For the Year Ended December 31, 1997




                                                                                                 Current
                                                                         Expenses                Value of
Identity    Description             Number                               Incurred      Cost      Asset on
of Party        of                   of          Purchase     Selling      with         of     Transaction     Gain      Employee
Involved    Transactions          Transactions    Price        Price     Transaction   Asset       Date       (Loss)    Withdrawals
------------------------------------------------------------------------------------------------------------------------------------




Various   Employee Withdrawals      25             --            --          --          --     $12,669,600      --     $12,669,600


                                CONSECOSAVE PLAN




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                      CONSECOSAVE PLAN


Dated:  June 29, 1998                                 By: /s/ ROLLIN M. DICK
                                                         -------------------
                                                       Rollin M. Dick, Trustee